

January 31, 2012

<u>Via Facsimile</u>
Ronald L. Dissinger
Chief Financial Officer
Kellogg Company
One Kellogg Square, P.O. Box 3599
Battle Creek, Michigan 49016

> **Re:** **Kellogg Company**
> **Form 10-K for Fiscal Year Ended January 1, 2011**
> **Filed February 25, 2011**
> **Response Letter Dated December 13, 2011**
> **File No. 001-04171**

Dear Mr. Dissinger:

We have reviewed your response letter and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Response Letter Dated December 13, 2011

1.   We have reviewed your response letter dated December 13, 2011 and it appears that you have more than one operating segment in North America. To help us further understand the basis for your determination of operating segments, please address the following:

- You have previously stated that your four segment managers are the SVP North America, the VP Europe, the VP Latin America and the VP Asia Pacific, notwithstanding the fact that the international vice presidents report to the international senior vice president and the SVP North America reports to the CODM. Please compare and contrast for us the roles and responsibilities of your different international and domestic senior vice presidents and vice presidents. As part of your response, provide us with a copy of the organization chart that shows the positions in question.

- You have previously stated that a "global capital expenditure plan is assembled and distributed to various personnel within the Company." Please describe for us in more detail the personnel responsible for assembling the plan, the process by which this plan is assembled, and the personnel who receive this plan.

- You have previously stated that capital plans are discussed with and approved by the CODM. Please provide us the capital plans that were approved by the CODM and identify for us the personnel that discussed these plans with the CODM.

- You state on page two of your most recent response that "many of the functions including sales, supply chain, financial services, marketing, human resources and procurement are organized and operated at the North America operating segment level." Please identify for us the specific personnel responsible for organizing and operating these functions, and clarify for us whether these personnel reports to the SVP North America.

- You state on page three of your most recent response that the "discussions between the CODM and the North America business unit vice presidents, which also included the SVP, were facilitated by the information contained in the Day 10 templates." Please tell us whether your CODM uses the information gathered during these discussions to assess performance of the North America business units. If you do not believe the CODM's assessment of performance of the business units includes, or is influenced by, the information obtained during these discussions, please explain to us the basis for your conclusion.

- You indicate on page three of your most recent response that the CODM and the North America business unit vice presidents discuss the information contained in the Day 10 templates. Please describe for us the frequency and types of other communications between the CODM and the North America business unit vice presidents, as well as the CODM and the North America senior vice president, and contrast the frequency and types of conversations with the international counterparts.

You may contact Jennifer O'Brien at (202) 551-3721 or Michael Fay at (202) 551-3812 if you have questions on the comment and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant